UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 4, 2013.

Exhibit 99.1

Golar LNG Awarded Kuwait FSRU Contract

The Board of Golar LNG Limited (“Golar” or the “Company”) is pleased to announce that Golar has executed a firm contract to provide the Kuwait National Petroleum Company (“KNPC”) with floating storage and regasification (“FSRU”) services to support their LNG import operations at Mina Al Ahmadi.

The contract will be for an initial period of 5 years and comprises the provision of portside FSRU services for an anticipated nine months of the year together with a three month window where the vessel is free to pursue spot carrier and other short term business opportunities.  Winter scheduling of the three month stand-down period together with favourable positioning mean that the company is optimistic for the vessels trading prospects.   The 170,000cbm newbuild FSRU Golar Igloo which delivers during the fourth quarter of 2013 will service the contract that is set to commence in March 2014.  With a total contract value of approximately USD$213 million covering both capital and operating elements over five years, Golar expects to supplement these earnings with additional hire payments during the winter months each year.

Golar LNG's CEO, Doug Arnell said “Kuwait is an established LNG importer and we look forward to working closely with our new customer.  We are very pleased that an experienced LNG industry player such as KNPC has entrusted Golar with their FSRU services which demonstrates our established reputation as a leading operator of floating midstream LNG assets.   As this is a five year charter the vessel will be offered to Golar LNG Partners L.P. (“Golar Partners”) to acquire providing for another potential acquisition with a new and particularly strong counterparty.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

August 4, 2013

Hamilton, Bermuda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 4, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer